DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                                HOUSTON, TX 77019
                            TELEPHONE (713) 524-4110
                            FACSIMILE (713) 524-4122


                                August 24, 2005
Ms. Yolanda Crittendon
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


RE:  XA, Inc.
     Form 10-KSB for the year ended December 31, 2004
    (File No. 000-32885) and Form 10QSB for the quarter ended March 31, 2005


Dear Ms. Crittendon:

In response to your letter dated August 10, 2005, XA, Inc. (the "Company") has the following responses:

Form 10-KSB

Item 7-Financial Statements

1. The Board of Directors determined the fair value of stock-based employee compensation using the intrinsic value services received under APB 25, permissible under FASB 123. The Board of Directors determined that due to the extreme volatility of the Company's stock, using the methodologies prescribed by paragraphs 17-25 of FASB 123 would not produce a fair presentation of the transaction. As a result, after considering FASB 123, the Board elected to use the APB 25 methodology permitted by FASB 123. The FASB 123 methodology is presented as recommended but not mandatory. The Board of Directors does not believe it would be recommended for the circumstances of the Company. The same argument would be applicable for using APB 25 for non employee transactions using the fair value of the consideration received.

2. The owners of the Series A Preferred Stock currently hold more than 70% of the voting stock of the Company. One of the designations and rights of the Series A Preferred Stock includes a voting right, in the unlikely event of a dilution below 51%, of sufficient voting rights to give the Series A Preferred shareholders the right to vote up to 51% of the outstanding shares. (This would be an increase in outstanding shares of over 40% of the existing issues.) There is no right to participate in profits or share in liquidation. This is only the equivalent of a voting arrangement. It is difficult to assign a value, since the shares give the grantees nothing more than they already have. In addition, the volatility of the Company's shares makes the assignment of value to such an ethereal right difficult to determine.

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3.  The Company enters into lump sum contracts for organizing events. The profits and losses from these contracts (and the concomitant revenues and costs) are accounted for on the percentage of completion basis. The Company contracts for the price and is responsible for the costs incurred to perform the contract. This is the bulk (more than 90%) of the Company's revenues.

Any arrangements of management fees (very rare) are reported by the management fee earned, only.

4. The comment is a result of imprecise wording in the document. The Company has not changed any revenue recognition policy ( chiefly percentage of completion as explained above) nor the accounting procedure for revenue recognition ( a job by job analysis of work in progress) The only change has been a system mandating more frequent management attention to this analysis. The comment attributing some of the gross profit deterioration to stricter accounting is imprecise since the Company has not really changed their accounting. We would propose that the language be stricken from future filings since it only tends to mislead. The other causes propounded for the profit deterioration (e.g. competitive conditions) more than adequately explain said deterioration.

ADDITIONALLY,  THE  COMPANY  ACKNOWLEDGES  THAT:

        o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

        o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

        o the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very  truly  yours,


/s/  David  M.  Loev

DAVID  M.  LOEV,  ATTORNEY  AT  LAW

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